

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2025

Narasimhan Mani
Chief Executive Officer
Scienture Holdings, Inc.
20 Austin Blvd.
Commack, NY 11725

> **Re:  Scienture Holdings, Inc.**
> **Draft Registration Statement on Form S-3**
> **Submitted August 15, 2025**
> **CIK No. 0001382574**

Dear Narasimhan Mani:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Louis D. Kern, Esq.